UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

( X )	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
or

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-16463

Full title of the plan and the address of the plan, if different from that of the issuer named below:

BIG RIDGE, INC. 401(K) PROFIT SHARING PLAN AND TRUST

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peabody Energy Corporation

701 Market Street, St. Louis, Missouri	63101-1826
(Address of principal executive offices)	(Zip Code)

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust

Financial Statements and Supplemental Schedule

Years Ended December 31, 2012 and 2011

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits -
December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits -
Years Ended December 31, 2012 and 2011	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Signature	13

Exhibit Index	14

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Defined Contribution Administrative Committee

We have audited the accompanying statements of net assets available for benefits of Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri
June 21, 2013

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011

Assets:
Investments, at fair value:
Investments in mutual funds	$8,012,617	$7,154,342
Investment in common/collective trust	5,529,724	5,260,158
Interest in Master Trust	550,001	637,475
Total investments	14,092,342	13,051,975
Receivables:
Employer contributions	4,775	32,700
Employee contributions	4,775	32,700
Total receivables	9,550	65,400

Total assets reflecting investments at fair value	14,101,892	13,117,375
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(278,379)	(243,579)
Net assets available for benefits	$13,823,513	$12,873,796

See accompanying notes.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2012	2011

Additions:
Investment income (loss):
Interest and dividends	$349,965	$389,566
Net realized and unrealized appreciation (depreciation) of mutual funds	777,541	(295,075)
Net investment loss in the Master Trust	(140,869)	(354,590)
Net investment income (loss)	986,637	(260,099)
Contributions:
Employee	832,092	876,395
Employer	306,650	303,825
Rollover	—	7,305
Total contributions	1,138,742	1,187,525
Total additions	2,125,379	927,426

Deductions:
Benefits paid to participants	(1,173,662)	(1,285,891)
Administrative expenses	(2,000)	(6,688)
Total deductions	(1,175,662)	(1,292,579)

Net change in net assets available for benefits	949,717	(365,153)
Net assets available for benefits at beginning of year	12,873,796	13,238,949
Net assets available for benefits at end of year	$13,823,513	$12,873,796

See accompanying notes.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

Years Ended December 31, 2012 and 2011

1. Description of the Plan

The following description of the Big Ridge, Inc. (Big Ridge, the Company, or the Employer) 401(k) Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions. Big Ridge is an indirect, wholly owned subsidiary of Peabody Energy Corporation (Peabody). The Plan's administrator is Peabody Holding Company, LLC (the Plan Administrator). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

General

The Plan is a defined contribution plan, and participation in the Plan is voluntary. Employees of Big Ridge who are represented by the United Mine Workers of America under a labor agreement that is effective through December 2014 are eligible for participation in the Plan on the date of their employment or at any time afterward. Employees of Big Ridge were previously represented by the International Brotherhood of Boilermakers under a labor agreement that expired in April 2011.

In November 2012, the Company permanently closed the Willow Lake Mine. The Willow Lake Mine and Preparation Facility continued to operate without a labor agreement until December 2012. Certain Big Ridge employees will continue performing services at the Willow Lake Preparation Facility post mine closure and will therefore continue participating in the Plan.

The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund, which is a participating investment in the Amended and Restated Master Trust Agreement for the Peabody Energy Corporation Stock Fund (the Master Trust). See Notes 2 and 3 for additional details related to the Master Trust. Participants direct the investment of all contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (IRS).

Contributions

Effective December 14, 2012, the Plan was amended such that eligible participants may elect to contribute $125, $150, or $175 of their monthly eligible compensation to the Plan on a pre-tax basis. The Employer makes matching contributions equal to 100% of eligible contributions that participants make to the Plan. Prior to this amendment, participants could contribute on a pre-tax basis any whole percentage from 1% to 90% of eligible compensation, as defined in the Plan. Additionally, eligible participants could elect to contribute $125, $150, or $175 of their monthly Wage Incentive Program (WIP) payment on a pre-tax basis.  The Employer made matching contributions equal to 100% of eligible WIP contributions that participants made to the Plan.

In the calendar year that a participant is age 50 or older, and each year thereafter, he or she is permitted to make catch-up contributions to the Plan. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans.  The Company may contribute a discretionary amount to the accounts of qualifying participants, as defined in the Plan.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

Vesting

Participants are vested immediately in their own contributions, Employer matching and discretionary contributions, and the realized and unrealized earnings or losses thereon.

Participant Loans

The Plan does not offer participant loans.

Participant Accounts

Each participant's account is credited with the participant's contributions, Employer matching and discretionary contributions, and plan realized and unrealized earnings or losses. The benefit to which a participant is entitled is the vested balance of the participant's account as defined in the Plan.

Payment of Benefits

Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment. Participants may elect to receive their distribution as a lump-sum payment or transfer their account balance into an individual retirement account or another qualified plan.

Participants who have attained the age of 59½ have the right to receive a partial or full distribution of their account balance. Other types of withdrawals are also permitted, as defined in the Plan.

Plan Termination

The Plan could be terminated through the collective bargaining process, subject to the provisions of ERISA. Participants' accounts remain fully vested upon termination of the Plan. Currently, the Company has no intention to terminate the Plan.

Administrative Expenses

Most significant administrative expenses of the Plan, including audit and trustee fees, are paid by the Employer.  Plan recordkeeping fees are paid through the allocation of a portion of investment management fees.  Participants are required to pay for certain miscellaneous transaction fees.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

2. Summary of Significant Accounting Policies

Basis of Presentation

Financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Newly Adopted Accounting Standards

In May 2011, the Financial Accounting Standards Board issued additional fair value measurement disclosure requirements intended to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between United States (U.S.) generally accepted accounting principles and International Financial Reporting Standards. That update required fair value hierarchy categorization for financial instruments not measured at fair value but for which disclosure of fair value is required, disclosure of all transfers between Level 1 and Level 2 categories, and additional disclosures for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The guidance became effective for annual periods beginning after December 15, 2011 (January 1, 2012 for the Plan). The guidance issued did not impact the Plan's disclosures.

Valuation of Investments

The Plan Administrator defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further description of fair value measurements.

The Vanguard Retirement Savings Trust invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

Securities Transactions

Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Interest in Master Trust

The Master Trust was established to hold investments in the Peabody Energy Stock Fund for this Plan as well as Peabody's other defined contribution plans. Total investment income (loss) of the Master Trust is allocated to each plan investing in the Master Trust based on the units held in the Master Trust by each Plan.

Payment of Benefits

Benefit distributions are recorded when paid.

3. Fair Value Measurements

The Plan Administrator uses a three-level fair value hierarchy that categorizes investments measured at fair value based on the observability of the inputs utilized in the valuation. These levels include: Level 1, inputs are quoted prices in active markets for identical investments; Level 2, inputs are other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and Level 3, inputs are unobservable, or observable but cannot be market-corroborated, requiring the Plan Administrator to make assumptions about pricing by market participants. There were no Level 3 investments in the Plan as of or for the years ended December 31, 2012 and 2011.

A financial instrument's level within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation techniques and inputs used for investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

Mutual Funds
Plan investments include a wide variety of mutual fund types that can generally be classified as holding primarily equity securities, fixed income securities, or a combination of equity and fixed income securities aimed at certain target retirement dates. Shares of mutual funds are traded on a national securities exchange in active markets and are valued using daily publicly quoted net asset value (NAV) prices and accordingly classified within Level 1 of the valuation hierarchy.

Common/Collective Trust
Units in the common/collective trust, which are not publicly traded on a national securities exchange, are valued using a NAV that is based on a derived price in an active market and accordingly classified within Level 2 of the valuation hierarchy. This fund is primarily invested in guaranteed and synthetic investment contracts and is designed to deliver safety and stability by preserving principal and accumulating earnings. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The NAV has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Peabody Energy Stock Fund
The Peabody Energy Stock Fund is valued at its unit closing price (comprised of publicly quoted market prices for Peabody common stock held plus uninvested cash position, if any) reported on the active market on which the security is traded and is classified within Level 1 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The inputs or methodologies used for valuating investments are not necessarily an indication of the risk associated with investing in those investments.

The following tables present the fair value hierarchy of the investments reflected on the statements of net assets available for benefits.

	December 31, 2012
	Level 1	Level 2	Total

Equity mutual funds	$4,621,109	$—	$4,621,109
Fixed income mutual funds	1,004,428	—	1,004,428
Target retirement mutual funds	2,387,080	—	2,387,080
Fixed income common/collective trust	—	5,529,724	5,529,724
Peabody Energy Stock Fund (1)	550,001	—	550,001
Total assets at fair value	$8,562,618	$5,529,724	$14,092,342

	December 31, 2011
	Level 1	Level 2	Total

Equity mutual funds	$4,266,165	$—	$4,266,165
Fixed income mutual funds	975,486	—	975,486
Target retirement mutual funds	1,912,691	—	1,912,691
Fixed income common/collective trust	—	5,260,158	5,260,158
Peabody Energy Stock Fund (1)	637,475	—	637,475
Total assets at fair value	$7,791,817	$5,260,158	$13,051,975

(1) Interest in Master Trust

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

4. Investments

The following table presents investment information for the Master Trust:

	December 31,
	2012	2011
Investments, at fair value:
Peabody Energy Stock Fund	$47,622,634	$56,805,408
Plan's interest in Master Trust	1%	1%

	Years Ended December 31,
	2012	2011
Master Trust net investment loss:
Dividend income	$565,444	$379,378
Net depreciation of common stock	(10,807,513)	(40,704,195)
Net investment loss	$(10,242,069)	$(40,324,817)

Investments representing 5% or more of the fair value of the Plan's net assets were as follows:

	December 31,
	2012	2011

Mutual funds:
T. Rowe Price Mid-Cap Growth Fund	$1,226,532	$1,055,238
Vanguard Total Bond Market Index Institutional Fund	934,607	877,129
Harbor Capital Appreciation Fund	824,355	722,100
Vanguard International Growth Admiral Fund	767,881	679,181
Vanguard Institutional Index Fund	740,490	756,814
Common/collective trust:
Vanguard Retirement Savings Trust	5,529,724	5,260,158

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011

Net assets available for benefits per the
financial statements	$13,823,513	$12,873,796
Adjustment from contract value to fair value for
fully benefit-responsive contracts	278,379	243,579
Net assets available for benefits per the Form 5500	$14,101,892	$13,117,375

6. Related - Party Transactions

The Plan invests in shares of mutual funds and units in a common/collective trust managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Peabody common stock through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction.

7. Income Tax Status

The Plan received a determination letter from the IRS dated June 14, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to the IRS determination letter. Once qualified, the Plan is required to operate in conformity with the code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements

8. Risks and Uncertainties

The Plan invests in various investment securities, which are exposed to risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Employer ID #37-1126950
Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost (1)	(e) Current Value
	T. Rowe Price Mid-Cap Growth Fund	21,720	shares of mutual fund		$1,226,532
*	Vanguard Total Bond Market Index Institutional Fund	84,275	shares of mutual fund		934,607
	Harbor Capital Appreciation Fund	19,387	shares of mutual fund		824,355
*	Vanguard International Growth Admiral Fund	12,531	shares of mutual fund		767,881
*	Vanguard Institutional Index Fund	5,673	shares of mutual fund		740,490
*	Vanguard Windsor II Admiral Fund	5,852	shares of mutual fund		305,064
	T. Rowe Price Small-Cap Stock Fund	7,406	shares of mutual fund		252,012
*	Vanguard Small-Cap Index Institutional Fund	5,970	shares of mutual fund		231,389
*	Vanguard REIT Index Fund	6,187	shares of mutual fund		153,994
	BlackRock High Yield Bond Fund	6,125	shares of mutual fund		49,553
*	Vanguard Total Stock Market Index Fund	1,062	shares of mutual fund		36,546
	Lazard U.S. Small-Mid Cap Equity Portfolio	1,824	shares of mutual fund		24,236
	Sound Shore Fund	479	shares of mutual fund		16,731
*	Vanguard Developed Markets Index Fund	1,487	shares of mutual fund		14,500
*	Vanguard GNMA Fund	1,021	shares of mutual fund		11,141
*	Vanguard International Value Fund	345	shares of mutual fund		10,764
*	Vanguard PRIMECAP Admiral Fund	137	shares of mutual fund		9,888
*	Vanguard Long-Term Treasury Fund	459	shares of mutual fund		5,997
*	Vanguard Extended Market Index Fund	100	shares of mutual fund		3,960
*	Vanguard Long-Term Bond Index Fund	219	shares of mutual fund		3,130
*	Vanguard Emerging Markets Stock Index Fund	78	shares of mutual fund		2,767
*	Vanguard Target Retirement Income	14,997	shares of mutual fund		182,815
*	Vanguard Target Retirement 2010 Fund	5,035	shares of mutual fund		121,486
*	Vanguard Target Retirement 2015 Fund	25,122	shares of mutual fund		336,126
*	Vanguard Target Retirement 2020 Fund	20,058	shares of mutual fund		477,982
*	Vanguard Target Retirement 2025 Fund	9,902	shares of mutual fund		134,566
*	Vanguard Target Retirement 2030 Fund	4,316	shares of mutual fund		100,908
*	Vanguard Target Retirement 2035 Fund	12,081	shares of mutual fund		170,220
*	Vanguard Target Retirement 2040 Fund	13,422	shares of mutual fund		311,110
*	Vanguard Target Retirement 2045 Fund	12,847	shares of mutual fund		186,930
*	Vanguard Target Retirement 2050 Fund	15,180	shares of mutual fund		350,508
*	Vanguard Target Retirement 2055 Fund	582	shares of mutual fund		14,429
*	Vanguard Retirement Savings Trust	5,251,344	units of common/collective trust		5,529,724
					$13,542,341

*	Denotes party-in-interest
(1)	Cost is not presented as all investments are participant directed investments

SIGNATURE

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust

Date:	June 21, 2013	By:	/s/ SHARON D. FIEHLER
Sharon D. Fiehler
Peabody Energy Corporation
Executive Vice President and
Chief Administrative Officer

EXHIBIT INDEX

The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit No.	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm